EXHIBIT 12.1

Silicon Valley Bancshares
Earnings To Fixed Charges
December 31, 2002

Source: SEC rules and regulations, S-K 503

(Dollars in thousands)	Six Months Ended June 30, 2003	Six Months Ended June 30, 2002	Year Ended December 31,
			2002	2001	2000	1999	1998
Earnings available to cover fixed charges:
I. Income before income taxes	$14,016	$44,512	$80,077	$141,152	$266,975	$86,228	$48,973

II. Fixed charges:
Interest on customer deposits	4,840	9,060	16,229	36,866	56,912	76,430	78,609
Interest on other borrowings	527	961	1,647	475	—	—	4
Trust preferred securities distributions	1,650	1,650	3,300	3,300	3,300	3,300	2,012
Rental expense	1,927	1,939	4,100	3,406	1,814	1,276	1,010

Total fixed charges	8,944	13,610	25,276	44,047	62,026	81,006	81,635

III. Ratio of earnings to fixed charges:
Excluding interest on customer deposits	4.4x	10.8x	9.9x	20.7x	53.2x	19.8x	17.2x
Including interest on customer deposits	2.6x	4.3x	4.2x	4.2x	5.3x	2.1x	1.6x